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                              September 1, 2022

       Edmond Coletta
       President and Chief Financial Officer
       Casella Waste Systems, Inc.
       25 Greens Hill Lane
       Rutland , VT 05701

                                                        Re: Casella Waste
Systems, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 18,
2022
                                                            File No. 000-23211

       Dear Mr. Coletta:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 31

   1. Please discuss and analyze your financial condition and changes in your financial condition, and to the
extent applicable, the impact of inflation. Refer to Item 303(a) of
                                                        Regulation S-K.
       Inflation, page 47

   2. Revise your disclosure to explain in further detail how your fuel surcharge program is designed and quantify
the fuel costs the Company has been able to recover above the floor you reference. Revise
your disclosure to describe any known trends or uncertainties that are reasonably likely
to have a material impact on your future revenues or operations as a result of inflation.
Refer to Item 303 of Regulation S-K.
 Edmond Coletta
Casella Waste Systems, Inc.
September 1, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Babula, Senior Staff Accountant at (202) 551-3339, or Sondra
Snyder, Senior Staff Accountant at (202) 551-3332 with any questions.



FirstName LastNameEdmond Coletta                          Sincerely,
Comapany NameCasella Waste Systems, Inc.
                                                          Division of
Corporation Finance
September 1, 2022 Page 2                                  Office of Energy &
Transportation
FirstName LastName